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                                    FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                               Commission File Number: 333-10486


                           For the Month of August 2002


                            Trend Micro Incorporated
                (Translation of registrant's name into English)


             Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Shibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X        Form 40-F
                                  ---                 ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                    No  X
                            ---                   ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Information furnished on this form:


     On August 7, 2002, pursuant to the Securities and Exchange Law of Japan, the registrant filed with the Director of the Kanto Finance Bureau in Japan a report on share repurchases during the period from July 1, 2002 to July 31, 2002, reporting that the registrant repurchased a total of 180,000 shares of its common stock during that period and that the number of shares held in treasury was 269,142 shares, out of 132,501,873 shares issued, as of July 31, 2002.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Trend Micro Incorporated

Date: August 19, 2002                      By: /s/ Mahendra Negi
                                              --------------------
                                              Mahendra Negi
                                              Representative Director;
                                              Chief Financial Officer
                                              and Executive Vice
                                              President